Exhibit 99.1

58.com Reports Third Quarter 2016 Unaudited Financial Results

BEIJING, November 9, 2016 --58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place serving local merchants and consumers, today reported its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights

•	Total revenues were US$306.5 million, a 43.9% increase from the same quarter last year, in line with the Company’s guidance of US$304.0 million to US$311.0 million.

•	Gross margin was 91.4%, compared with 93.2% in the same quarter of 2015.

•	Income from operations was US$21.5 million, compared with loss from operations of US$85.3 million in the same quarter of 2015.

•	Non-GAAP income from operations[1] was US$40.0 million, compared with non-GAAP loss from operations of US$69.9 million in the same quarter of 2015.

•	Net loss attributable to 58.com Inc. was US$29.9 million, compared with net loss attributable to 58.com Inc. of US$206.0 million in the same quarter of 2015.

•	Non-GAAP net loss attributable to 58.com Inc.[2] was US$0.6 million, compared with non-GAAP net loss attributable to 58.com Inc. of US$64.8 million in the same quarter of 2015.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.208. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS[3] attributable to ordinary shareholders were US$0.004.

Management Comments

“I am pleased to report another quarter of strong results as our key operational metrics, traffic, revenues, and customer numbers all continued to grow on a year-over-year basis,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “We also continued to generate an operating profit and positive cash flow. Ganji’s integration continued to progress well as we gradually realized more synergies. Innovative products, such as our used-goods application Zhuanzhuan and our merchant-end recruitment application Zhaocaimao, continued to grow.While not consolidated into our financials, our invested companies such as 58 Home and Guazi, continued to strengthen their market-leading positions. I am pleased to see our business growing and operational efficiency increasing despite a slowing macro-economic environment in China, which I believe demonstrate the value that our products provide to users.”

1 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from business acquisitions.

2 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulting from the revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note.

3 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Total revenues and paying membership accounts continued to hit new record highs during the quarter. Operating profit declined sequentially as a result of a planned branding campaign for Zhuanzhuan, our used-goods application, in July 2016, which has already yielded substantial results. Operating cash flow increased 56.6% sequentially to US$80.5 million. Now that Ganji is fully integrated, we have greater control over our expenses. We expect our operating and net margins to improve next year.”

Third Quarter 2016 Financial Results

58.com’s financial results for the third quarter of 2016 include results from Anjuke and Ganji, which have been consolidated into the Company’s financials since March and August 2015, respectively.

Revenues

Total revenues were US$306.5 million, representing an increase of 43.9% from US$212.9 million in the same quarter of 2015. The increase in total revenues was primarily driven by the addition of revenues from Ganji as well as the organic growth of the 58.com and Anjuke platform.

Membership revenues were US$117.7 million, an increase of 32.7% from US$88.6 million in the same quarter of 2015. The increase in membership revenues was primarily driven by an increase in the number of paying membership accounts. The number of paying membership accounts on the 58.com platform during the third quarter of 2016 was approximately 1,228,000, an increase of 37.5% from 893,000 in the same quarter of 2015. In addition, Ganji and Anjuke together had approximately 839,000 paying membership accounts in the third quarter of 2016. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. It is important to note that some paying members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were US$180.5 million, an increase of 55.5% from US$116.1 million in the same quarter of 2015. The increase was primarily driven by increased revenues from Ganji and Anjuke, as well as the organic growth of the 58.com platform. Online marketing services revenues generated from the 58.com platform continued to grow and were primarily driven by the increased traffic and the effectiveness of real time bidding services and increased traffic.

Cost of Revenues

Cost of revenues was US$26.5 million, an increase of 82.8% from US$14.5 million during the same quarter of 2015. The increase was primarily driven by costs associated with the addition of Ganji as well as the organic growth of 58.com and Anjuke platform. The year-over-year increase in the 58.com platform’s cost of revenues was primarily driven by increased Traffic Acquisition Costs (“TAC”) paid to 58.com platform’s advertising union partners as well as other types of website maintenance-related costs such as Short Message Service (“SMS”) costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$280.0 million, an increase of 41.1% from US$198.5 million during the same quarter of 2015.

Gross margin was 91.4%, compared with 93.2% during the same quarter of 2015. The decrease in gross margin was primarily driven by the increase in TAC paid to 58.com’s advertising union partners.

Operating Expenses

Operating expenses were US$258.5 million, representing a decrease of 8.9% from US$283.7 million in the same quarter of 2015.

Sales and marketing expenses in the third quarter of 2016 were US$188.2 million, a decrease of 10.4% from US$209.9 million in the same quarter in 2015.

Within sales and marketing expenses, advertising expenses accounted for US$72.2 million and US$82.9 million during the third quarter of 2016 and 2015, respectively. The decrease primarily resulted from the deconsolidation of Guazi on December 31, 2015, which incurred significant advertising expenses during the third quarter of 2015.

Other sales and marketing expenses in the third quarter of 2016 were US$116.0 million, a decrease of 8.7% from US$127.0 million in the same quarter in 2015. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The decrease mainly resulted from the deconsolidation of 58 Home on November 27, 2015, which incurred significant other sales and marketing expenses in the third quarter of 2015.

Research and development expenses during the third quarter of 2016 were US$45.8 million, an increase of 18.9% year-over-year from US$38.5 million in the same quarter of 2015. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from the Ganji and Anjuke platforms. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the third quarter of 2016 were US$24.5 million, a 30.7% decrease from US$35.3 million in the same quarter of 2015 which included US$16.8 million financial advisory and professional service fees incurred in connection with the strategic investment in Ganji. This decrease was partially offset by an increase in other general and administrative expenses during the third quarter of 2016.

Income/(Loss) from Operations

Income from operations was US$21.5 million in the third quarter of 2016, compared with loss from operations of US$85.3 million in the same quarter of 2015. Operating margin, defined as income/(loss) from operations divided by total revenues, was positive 7.0% in the third quarter of 2016, compared with negative 40.1% in the same quarter of 2015.

Non-GAAP income from operations1 was US$40.0 million in the third quarter of 2016, compared with non-GAAP loss from operations of US$69.9 million in the same quarter of 2015. Non-GAAP operating margin, defined as non-GAAP income/(loss) from operations divided by total revenues, was positive 13.0% in the third quarter of 2016, compared with negative 32.9% in the same quarter of 2015.

Other Income/(Expenses)

Other expenses in the third quarter of 2016 were US$52.5 million, compared with other expenses of US$127.2 million in the same quarter of 2015. Other expenses in the third quarter of 2016 mainly included a US$53.1 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding in 58 Home, and was included in share of results of equity investees in the consolidated statements of operations.

Net Income/(Loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$29.9 million in the third quarter of 2016, compared with net loss attributable to 58.com Inc. of US$206.0 million in the same quarter of 2015. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 9.8% in the third quarter of 2016, compared with negative 96.8% in the same quarter of 2015.

Non-GAAP net loss attributable to 58.com Inc.2 was US$0.6 million in the third quarter of 2016, compared with non-GAAP net loss attributable to 58.com Inc. of US$64.8 million in the same quarter of 2015. Non-GAAP net margin, defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 0.2% in the third quarter of 2016, compared with negative 30.5% in the same quarter of 2015.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the third quarter of 2016 were US$0.208, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$1.586 in the same quarter of 2015.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders3 in the third quarter of 2016 were US$0.004, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.498 in the same quarter of 2015.

Cash Flow

Net cash provided by operating activities was US$80.5 million in the third quarter of 2016, compared with net cash used in operating activities of US$12.0 million in the same quarter of 2015.

Cash and Cash Equivalents, Term Deposits and Short-term Investments

As of September 30, 2016, the Company had cash and cash equivalents, term deposits and short-term investments of US$301.2 million.

Shares Outstanding

As of September 30, 2016, the Company had a total of 289,406,713 ordinary shares (including 240,666,453 Class A and 48,740,260 Class B ordinary shares) issued and outstanding. One ADS is equal to two ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2016 are expected to be between RMB2,030 million and RMB2,080 million, or US$301 million and US$309 million assuming an exchange rate of RMB6.74 to US$1.00, the average exchange rate in October 2016. This represents a year-over-year increase of 24% to 28% in RMB. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulting from the revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, November 10, 2016 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272

U.S. Toll Free:	+1-888-346-8982

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, November 17, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10096198

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2015	September 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	483,305	151,966
Restricted cash	4,841	80,768
Term deposits	—	3,800
Short-term investments	41,218	145,464
Accounts receivable, net	54,031	77,657
Prepayments and other current assets	76,878	77,578
Total current assets	660,273	537,233
Non-current assets:
Property and equipment, net	123,093	197,922
Intangible assets, net	271,457	238,109
Land use rights, net	592	567
Goodwill	2,461,193	2,381,574
Long-term investments	391,261	371,052
Long-term prepayments and other non-current assets	159,324	49,645
Total non-current assets	3,406,920	3,238,869
Total assets	4,067,193	3,776,102
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loan	275,000	265,762
Accounts payable	101,635	81,932
Deferred revenues	207,059	269,665
Customer advances and deposits	151,138	179,406
Taxes payable	10,216	9,311
Salary and welfare payable	79,115	80,462
Accrued expenses and other current liabilities	335,901	122,030
Total current liabilities	1,160,064	1,008,568
Non-current liabilities:
Deferred tax liabilities	66,238	58,086
Other non-current liabilities	3,992	8,969
Total non-current liabilities	70,230	67,055
Total liabilities	1,230,294	1,075,623
Mezzanine equity:
Mezzanine classified noncontrolling interests	15,038	11,797
Total mezzanine equity	15,038	11,797
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 219,413,764 Class A and 63,654,913 Class B shares issued and outstanding as of December 31, 2015 and 240,666,453 Class A and 48,740,260 Class B shares issued and outstanding as of September 30, 2016, respectively)	3	3
Additional paid-in capital	3,353,411	3,390,171
Accumulated deficit	(365,811)	(462,269)
Accumulated other comprehensive loss	(172,828)	(249,435)
Total 58.com Inc. shareholders’ equity	2,814,775	2,678,470
Noncontrolling interests	7,086	10,212
Total shareholders’ equity	2,821,861	2,688,682
Total liabilities, mezzanine equity and shareholders’ equity	4,067,193	3,776,102

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016

Revenues:
Membership	88,649	115,130	117,677	196,249	325,145
Online marketing services	116,071	172,180	180,500	249,616	482,405
E-commerce services	6,614	7,515	5,454	11,536	18,605
Other services	1,610	2,993	2,821	2,155	9,391
Total revenues	212,944	297,818	306,452	459,556	835,546
Cost of revenues(1)	(14,488)	(24,397)	(26,489)	(30,557)	(75,258)
Gross profit	198,456	273,421	279,963	428,999	760,288
Operating expenses(1):
Sales and marketing expenses	(209,885)	(175,241)	(188,154)	(459,110)	(565,204)
Research and development expenses	(38,544)	(39,325)	(45,836)	(79,560)	(120,703)
General and administrative expenses	(35,314)	(23,388)	(24,473)	(69,275)	(68,520)
Total operating expenses	(283,743)	(237,954)	(258,463)	(607,945)	(754,427)
Income/(loss) from operations	(85,287)	35,467	21,500	(178,946)	5,861
Other income/(expenses):
Interest income/(expenses), net	(1,982)	(2,393)	(2,583)	85	(5,940)
Investment loss, net	(33,358)	(2,220)	(243)	(28,047)	(2,025)
Share of results of equity investees	(95,724)	(31,918)	(53,142)	(103,550)	(106,284)
Gain on deconsolidation and disposal of businesses	—	12,081	—	—	12,081
Foreign currency exchange loss, net	(769)	(1,022)	(381)	(449)	(590)
Others, net	4,616	6,264	3,830	8,125	(2,218)
Income/(loss) before tax	(212,504)	16,259	(31,019)	(302,782)	(99,115)
Income tax benefits/(expenses)	1,604	(2,120)	1,825	8,227	2,050
Net income/(loss)	(210,900)	14,139	(29,194)	(294,555)	(97,065)
Net loss/(income) attributable to noncontrolling interests	5,233	331	(83)	9,628	607
Deemed dividend to mezzanine classified noncontrolling interests	(358)	(534)	(617)	(358)	(1,685)
Net income/(loss) attributable to 58.com Inc.	(206,025)	13,936	(29,894)	(285,285)	(98,143)
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(0.793)	0.049	(0.104)	(1.417)	(0.343)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.793)	0.048	(0.104)	(1.417)	(0.343)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	(1.586)	0.098	(0.208)	(2.835)	(0.686)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	(1.586)	0.096	(0.208)	(2.835)	(0.686)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	259,763,592	286,918,787	288,734,733	201,270,404	286,119,495
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	259,763,592	292,381,030	288,734,733	201,270,404	286,119,495

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	42	49	(76)	86	18
Sales and marketing expenses	2,444	2,071	2,214	4,338	6,269
Research and development expenses	2,990	3,399	3,527	5,503	10,507
General and administrative expenses	3,102	5,485	4,174	6,763	13,590

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016

GAAP income/(loss) from operations	(85,287)	35,467	21,500	(178,946)	5,861
Share-based compensation expenses	8,578	11,004	9,839	16,690	30,384
Amortization of intangible assets resulting from business acquisitions	6,813	8,793	8,616	8,969	26,204
Non-GAAP income/(loss) from operations	(69,896)	55,264	39,955	(153,287)	62,449

GAAP net income/(loss) attributable to 58.com Inc.	(206,025)	13,936	(29,894)	(285,285)	(98,143)
Share-based compensation expenses	8,578	11,004	9,839	16,690	30,384
Share-based compensation attributable to noncontrolling interests	(9)	(22)	—	(229)	(23)
Amortization of intangible assets resulting from business acquisitions	6,813	8,793	8,616	8,969	26,204
Revaluation loss of strategic investment in Ganji	35,217	—	—	35,217	—
Pick-up of net loss attributable to share-based compensation expense of 58 Home and Ganji	90,621	59	10,881	91,172	11,000
Gain on deconsolidation and disposal of businesses, net of income tax expense	—	(12,081)	—	—	(12,081)
Loss on conversion of Guazi Convertible Note	—	—	—	—	12,938
Non-GAAP net income/(loss) attributable to 58.com Inc.	(64,805)	21,689	(558)	(133,466)	(29,721)

GAAP operating margin	(40.1)%	11.9%	7.0%	(38.9)%	0.7%
Share-based compensation expenses	4.0%	3.7%	3.2%	3.6%	3.6%
Amortization of intangible assets resulting from business acquisitions	3.2%	3.0%	2.8%	2.0%	3.1%
Non-GAAP operating margin	(32.9)%	18.6%	13.0%	(33.3)%	7.4%

GAAP net margin	(96.8)%	4.7%	(9.8)%	(62.1)%	(11.7)%
Share-based compensation expenses	4.0%	3.7%	3.2%	3.6%	3.6%
Share-based compensation attributable to noncontrolling interests	0.0%	0.0%	0.0%	0.0%	0.0%
Amortization of intangible assets resulting from business acquisitions	3.2%	3.0%	2.8%	2.0%	3.1%
Revaluation loss of strategic investment in Ganji	16.5%	—	—	7.7%	—
Pick-up of net loss attributable to share-based compensation expense of 58 Home and Ganji	42.6%	0.0%	3.6%	19.8%	1.3%
Gain on deconsolidation and disposal of businesses, net of income tax expense	—	(4.1)%	—	—	(1.4)%
Loss on conversion of Guazi Convertible Note	—	—	—	—	1.5%
Non-GAAP net margin	(30.5)%	7.3%	(0.2)%	(29.0)%	(3.6)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	259,763,592	286,918,787	288,734,733	201,270,404	286,119,495
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	259,763,592	292,381,030	288,734,733	201,270,404	286,119,495
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	129,881,796	143,459,394	144,367,366	100,635,202	143,059,747
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	129,881,796	146,190,515	144,367,366	100,635,202	143,059,747

Non-GAAP net income/(loss) per ordinary share - basic	(0.249)	0.076	(0.002)	(0.663)	(0.104)
Non-GAAP net income/(loss) per ordinary share - diluted	(0.249)	0.074	(0.002)	(0.663)	(0.104)
Non-GAAP net income/(loss) per ADS - basic	(0.498)	0.151	(0.004)	(1.326)	(0.208)
Non-GAAP net income/(loss) per ADS - diluted	(0.498)	0.148	(0.004)	(1.326)	(0.208)